UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. ____)*

                          TOTAL LUXURY GROUP, INC.
                               (Name of Issuer)

                        Common Stock, $0.001 Par Value
                        (Title of Class of Securities)

                                   891926206
                                (CUSIP Number)

                             James V. Bickford, III
                                 PO Box 2225
                             Kitty Hawk, NC  27949
                                 (252) 262-6565
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                 May 3, 2006
                      (Date of Event which Requires Filing
                              of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).













CUSIP NO 891926206
Page 2 of 6
_____________________________________________________________________________



1.      Names of Reporting Persons.
        IRS Identification Nos. of above persons (entities only)
           JAMES VANALLEN BICKFORD, III
_____________________________________________________________________________

2.      Check the Appropriate Box if a Member of a Group
                                                                      (a) [ ]
                                                                      (b) [X]
_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Citizenship or Place of Organization
           USA
_____________________________________________________________________________

Number of Shares       5. Sole Voting Power                 949,000
                       ______________________________________________________
Beneficially
                       6. Shared Voting Power               0
Owned by Each          ______________________________________________________

Reporting Person       7. Sole Dispositive Power             949,000
                       ______________________________________________________
With:
                       8. Shared Dispositive Power          0
_____________________________________________________________________________

9.      Aggregate Amount Beneficially Owned by Each Reporting Person
            949,000
_____________________________________________________________________________

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          [ ]
_____________________________________________________________________________

11.     Percent of Class Represented by Amount in Row (9)
             12.48%
*This figure is based on there being approximately 7,603,826 shares of Common Stock outstanding as of December 31, 2005 @ $.001 par value.
_____________________________________________________________________________

12.     Type of Reporting Person
           IN
_____________________________________________________________________________








CUSIP NO 891926206
Page 3 of 6
_____________________________________________________________________________


1.      Names of Reporting Persons.
        IRS Identification Nos. of above persons (entities only)
            BICKFORD CONSTRUCTION II, INC
            56-2179077
_____________________________________________________________________________

2.      Check the Appropriate Box if a Member of a Group
                                                                      (a) [ ]
                                                                      (b) [X]
_____________________________________________________________________________

3.      SEC Use Only
_____________________________________________________________________________

4.      Citizenship or Place of Organization
           NORTH CAROLINA
_____________________________________________________________________________

Number of Shares       5. Sole Voting Power                 500,000
                       ______________________________________________________
Beneficially
                       6. Shared Voting Power               0
Owned by Each          ______________________________________________________

Reporting Person       7. Sole Dispositive Power            500,000
                       ______________________________________________________
With:
                       8. Shared Dispositive Power          0
_____________________________________________________________________________

9.      Aggregate Amount Beneficially Owned by Each Reporting Person
             500,000
_____________________________________________________________________________

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          [ ]
_____________________________________________________________________________

11.     Percent of Class Represented by Amount in Row (9)
            6.58%
*This figure is based on there being approximately 7,603,826 shares of Common Stock outstanding as of December 31, 2005 @ $.001 par value.
_____________________________________________________________________________

12.     Type of Reporting Person
           CO
_____________________________________________________________________________









CUSIP NO 891926206
Page 4 of 6
_____________________________________________________________________________

Item 1.
(a) Name of Issuer
        TOTAL LUXURY GROUP, INC
(b) Address of Issuer's Principal Executive Offices
        501 Fifth Ave., Suite 2001
        New York, New York 10017

Item 2.
(a) Name of Person Filing
       James V. Bickford, III
(b) Address of Principal Business Office
       PO Box 2225
       Kitty Hawk, NC  27949
(c) Citizenship
       USA
(d) Title of Class of Securities
      Common Stock, $0.001 par value per share ("Common Stock")
(e) CUSIP Number
       891926206

Item 3
(a) [ ]
(b) [ ]
(c) [ ]
(d) [ ]
(e) [ ]
(f) [ ]
(g) [ ]
(h) [ ]
(i) [ ]
(j) [x]

Item 4  Ownership
(a) Amount beneficially owned: 1,449,000
(b) Percent of class: 19.06%
(c) Number of Shares as which the person has:
     (1) Sole power to vote or to direct the vote:  949,000
     (2) Shared power to vote or to direct the vote:  500,000
     (3) Sole power to dispose or to direct the disposition of:  949,000
     (4) Shared power to dispose or to direct the disposition of:  500,000

Item 5 Ownership of Five Percent or Less of a Class n/a

Item 6 Ownership of More than Five Percent on Behalf of Another Person n/a

Item 7
          n/a

Item 8  Identification and Classification of Members of the Group

James Vanallen Bickford, III ("JVB") is an individual investor, professional artist, and owner of investment real estate.



CUSIP NO 891926206
Page 5 of 6
_____________________________________________________________________________

Bickford Construction II, Inc ("BCI") is a NC corporation having its principal place of business at 4143 N. Va Dare Trail;
        Kitty Hawk, NC  27949.  JVB personally owns 99.99% of BCI.

JVB is also Managing Member of Midlantic Builders, LLC, a North Carolina LLC, Having its principal place of business at 4143 N. Virginia Dare Trail; Kitty Hawk, NC 27949 of which his membership is 99.99%.

During the past five years, neither JVB nor BCI has (i) been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

The joint filers acquired 1,449,000 shares (approximately 19.06%) of the Issuer's $0.001 par value Common Stock through a series of acquisitions on the market commencing on November 14, 2005 and ending on May 4, 2006. The price per share ranged from $.19 to $.53.
        Joint filers used his/its personal funds.


Item 9.  Notice of dissolution of Group
           n/a

Item 10  Certification
(a) By signing below I/we certify that, to the best of my/our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired but are now held for the purpose or the effect of changing or influencing the control of the issuer of the securities and were not acquired but are now held in connection with or as participation in any transaction having that purpose or effect.
(b) By signing below I/we certify that, to the best of my knowledge and belief, the securities referred to above were not acquired but are now held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired but are now held in connection; with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE
After reasonable inquiry and to best of my/our knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.


/s/  _______________________________                  May 10, 2006
       James V. Bickford, III



/s/  _______________________________                  May 10, 2006
      James V. Bickford, President
      Bickford Construction II, Inc

CUSIP NO 891926206
Page 6 of 6
_____________________________________________________________________________




                                  EXHIBIT 7(a)

                             JOINT FILING AGREEMENT


Pursuant to Rule 13d-1(K)(1) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

May 10, 2006



/s/ ______________________________
       James V. Bickford, III






/s/  _______________________________
      James V. Bickford, President
      Bickford Construction II, Inc